January 12, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda McManus

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Ms. McManus:

On behalf of News Corporation (“News Corp” or the “Company”), set forth below are responses of News Corp to the Staff’s letter of comment, dated December 31, 2008, relating to the Company’s annual report on Form 10-K and definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on August 13, 2008 and August 19, 2008, respectively. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the Staff’s comment letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

General

1.	In future filings, please include a performance graph as required by Regulation S-K, Item 201(e).

In accordance with Instruction 7 of Item 201(e) of Regulation S-K, the performance graph was included on the last page of the Company’s 2008 glossy annual report. A copy of that page is included as an appendix to this letter for the Staff’s convenience.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

2.	We note the discussion, on page 26, with respect to the compensation committee’s review of peer companies in connection with determining levels of executive compensation. In the future, please provide a list of the particular companies examined for benchmark comparison. Further, please describe how benchmarks are utilized by the compensation committee with respect to the individual components of compensation. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

The Company did not use “benchmarks” with respect to the individual components of compensation. As noted on page 26 of the Company’s definitive proxy statement, the Company “does not use peer group data to base, justify or provide a framework for compensation decisions.” Rather, the Company “uses peer group data to obtain a general understanding of current compensation practices.” In Question 118.05 of the Staff’s Compliance and Disclosure Interpretations relating to Regulation S-K dated July 3, 2008, the Staff notes that “benchmarking generally entails using compensation data about other companies as a reference point on which – either wholly or in part – to base, justify or provide a framework for a compensation decision. It would not include a situation in which a company reviews or considers a broad-based third-party survey for a more general purpose, such as to obtain a general understanding of current compensation practices.” Thus, the Company does not utilize “benchmarking” as defined by the Staff for determining levels of executive compensation nor with respect to individual components of compensation. Because the Company does not engage in any benchmarking comparison with respect to the components of executive compensation, the Company does not believe it is appropriate or material to investors to include disclosure regarding the particular companies included in the peer group data.

In future filings, to the extent the Company uses compensation data about other companies to base, justify or provide a framework for a compensation decision, and such analysis is material, the Company will provide a list of the particular companies examined and describe how such information affected compensation decisions.

Incentive Compensation, Page 30

3.	We note your use of targets for your incentive compensation programs. In the future, please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide [on a supplemental basis] a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

As discussed on page 30 of the definitive proxy statement, the Compensation Committee granted awards under the Company’s 2005 Long-Term Incentive Plan (the “LTIP”) to certain non-NEO executives responsible for the Company’s various business units that are conditioned upon the achievement of pre-determined fiscal 2008 operating profit goals for their respective business units at a target level of 50% of base salary for the highest level of these non-NEO executives. These pre-determined goals were not used for determining awards granted under the LTIP to the NEOs and, therefore, are not required to be disclosed. The disclosure regarding the operating profit goals for the non-NEO executives serves only to illustrate the Company’s broad-based equity grant program under the LTIP. As explained on page 30 of the definitive proxy statement, “pursuant to the terms of their respective employment agreements, Messrs. Chernin and DeVoe are entitled to participate in broad-based equity grants under the LTIP.” Accordingly, because the Company has a broad-based equity grant program under the LTIP, Messrs. Chernin and DeVoe are contractually entitled to receive awards under the LTIP in an amount at least equal to the largest corresponding grant made to any other Company executive. Pursuant to the terms of the employment agreements for Messrs. Chernin and DeVoe, and after considering that the Company as a whole had operating profit growth from fiscal 2007 to fiscal 2008 of 21%, the Compensation Committee determined in August 2008 to grant LTIP awards to Messrs. Chernin and DeVoe. For purposes of parity among the Company’s NEOs, the Compensation Committee determined to make comparable awards under the LTIP to Messrs. K.R. Murdoch and J.R. Murdoch. The Compensation Committee did not establish particular individual pre-determined performance targets that must be achieved by Messrs. Chernin, DeVoe, K.R. Murdoch and J.R. Murdoch in order for them to receive awards under the LTIP, rather, as described above, these awards were made on a discretionary and contractual basis.

In response to the Staff’s comments, in future filings, to the extent the Compensation Committee uses individual performance targets as material factors in establishing target incentive compensation levels for NEOs in future years, the Company will disclose the material information related to such individual performance metrics in the Compensation Discussion and Analysis section of the proxy statement in accordance with the requirements of Item 402(b).

* * * * * * * *

Enclosed with this letter is a letter from the Company acknowledging its responsibilities with respect to the disclosure.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP

APPENDIX A

Copy of last page of News Corporation 2008 glossy annual report

Global Energy Initiative

News Corporation is committed to becoming carbon neutral by 2010. In 2007, News Corporation's carbon footprint was 637,234 tons of carbon dioxide (or carbon dioxide equivalents). This analysis was conducted with Clear Carbon Consulting and was independently audited and verified by Environmental Resources Trust, Inc. We will continue to measure our carbon footprint annually as we track our progress in reducing our greenhouse gas emissions and energy use.

For more information on News Corporation's energy work, carbon footprint methodology and efforts to engage audiences, business partners and employees on the issue of climate change, please visit http://www.newscorp.com/energy.

Greenhouse Gas Emissions by Geography

Australia 28%
United Kingdom 10%
Russia 5%
Italy 4%
Israel 3%
India 1%
Hong Kong 1%
Other 3%
United States 45%

Greenhouse Gas Emissions by Source

Electricity 74%
Air Travel 8%
Natural Gas 4%
Onsite Fuel 2%
Transport 12%

Stock Performance

The following graph compares the cumulative total return to stockholders of a $100 investment in News Corporation's Class A Common Stock and Class B Common Stock for the five-year period from June 30, 2003 through June 30, 2008, with a similar investment in the Standard & Poor's 500 Stock Index and the market value weighted returns of a Peer Group Index and assumes reinvestment of dividends. The Peer Group Index, which consists of media and entertainment companies that represent the Company's competitors in the industry, includes The Walt Disney Company, Time Warner Inc., CBS Corporation Class B common stock and Viacom Inc. Class B Common Stock (created on December 31, 2005 by the separation of the company formerly known as Viacom Inc. into two publicly held companies, CBS Corporation and Viacom Inc.).

Cumulative Stockholder Return for Five-Year Period

Ended June 30, 2008

$200
$150
$100
$50
NWS/A
NWS
S&P 500
Peer Group

	6/30/03	6/30/04	6/30/05	6/30/06	6/30/07	6/30/08
NWS/A	$100	$132	$131	$156	$174	$124
NWS	$100	$117	$112	$135	$154	$104
S&P 500	$100	$119	$127	$137	$166	$144
Peer Group	$100	$103	$97	$105	$126	$98

This Annual Report uses recycled paper content.

[Letterhead of News Corporation]

January 12, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Ms. Amanda McManus

Branch Chief – Legal

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Ms. McManus:

In connection with responding to comments raised by the Staff of the Securities and Exchange Commission (the “Commission”) in a letter dated December 31, 2008 with respect to the above-referenced Form 10-K for the fiscal year ended June 30, 2008 and definitive proxy statement on Schedule 14A, News Corporation (the “Company”) hereby acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional information, please contact the undersigned at (212) 852-7724.

Sincerely,

/s/ Janet Nova
Janet Nova
Senior Vice President and Deputy General Counsel
News Corporation